Reliance
Industries Limited

RECEIVED

2009 JAN 21 A 8:32

January 19, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

[redacted]

SUPPL

09045166

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 31 & Clause 41	January 19, 2009	Copies of public notices published in English daily newspaper, viz., "Financial Express" and daily newspaper published in Marati language, viz., "Navshakti".

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
JAN 26 2009
THOMSON REUTERS

1/22

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box: 11717, Mumbai - 400 021. India
Gram: 'RELCOMCOP', Phone: 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax: 022-2204 2268, 2285 2214 Website: www.ril.com

Reliance
Industries Limited

2009 JAN 21 A 9:32

January 19, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Trading Symbol: **"RELIANCE EQ"**

Dear Sirs,

Sub : Board Meeting

Further to our letter dated January 14, 2009 on the above subject, we send herewith three (3) copies each of the public notices issued in "Financial Express", all India Edition, in English language and in "Navshakti" in Marati language. Please note that the said notices have appeared in the respective newspapers on January 15, 2009.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

THE FINANCIAL EXPRESS | Mumbai, Thursday, January 15, 2009

Reliance
Industries Limited
Growth is Life

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400 021.

NOTICE

Pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges, Notice is hereby given that a meeting of the Board of Directors of the Company will be held on Thursday, January 22, 2009, inter alia, for approving the Unaudited Financial Results of the Company for the quarter / nine months ended December 31 2008.

For Reliance Industries Limited
sd/-
S. Sudhakar
Vice President – Corporate Secretarial

Mumbai
Dated January 14, 2009

www.ril.com

नवशक्ति, मुंबई, गुरुवार १५ जानेवारी २००९

जाहीर नोटीसेस

Reliance
Industries Limited
Growth is Life

नोंदणीकृत कार्यालय : ३रा मजला, मेकर चेंबर्स ४, २२२, नरिमन पॉइन्ट, मुंबई-४०० ०२१.

सूचना

स्टॉक एक्स्चेंजस बरोबरच्या लिस्टिंग करारातील कलम ४१ नुसार, ह्याद्वारे सूचना देण्यात येत आहे की इतर मुद्यांबरोबर, ३१ डिसेंबर, २००८ रोजी संपलेल्या तिमाहीचे/नऊमाहीचे कंपनीचे अलेखापरिक्षित वित्तीय परिणाम मंजूर करण्यासाठी कंपनीच्या संचालक मंडळाची बैठक गुरुवार, २२ जानेवारी, २००९ रोजी आयोजित करण्यात आली आहे.

रिलायन्स इंडस्ट्रीज लिमिटेड करिता
सही/-
एस.सुधाकर
व्हाईस प्रेसिडेंट-कॉर्पोरेट सेक्रेटरिअल

मुंबई
दिनांक : १४ जानेवारी, २००९

www.ril.com

END